SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)

Klybeckstrasse 141

4002 Basel

Switzerland

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _	No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On December 5, 2003, Ciba Specialty Chemicals Holding Inc., a stock corporation, issued a News Release regarding its appointment of Thomas Koch as Head of Law & Environment of Ciba Specialty Chemicals Holding Inc.  A copy of this News Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
99.1	News Release: Thomas Koch to Join Ciba Specialty Chemicals as Head of Law & Environment, dated December 5, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc.
(Registrant)

Date December 9, 2003	By /s/ Oliver Strub	/s/ Steven Ballmer
	Oliver Strub	Steven Ballmer
	Senior Corporate Counsel	Senior Tax Counsel

4